United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   Capital Allocation and Projects Committee Report 2025 Summary Capital Allocation and Projects Committee Report Presentation............................................... 3 Key indicators..............................................4 Highlights of the year ................................ 5 Outlook for next year................................. 6 Final considerations.................................... 6 VALE | Capital Allocation and Projects Committee Report 2025 2 This report aims to present the main actions taken by the Capital Allocation and Projects Committee (“Committee”) in 2025 and its main prospects for 2026. PRESENTATION Committee creation date Committee was created in December 2022, with a focus on efficient capital allocation and prioritizing initiatives that generate value for the company, through deepening the debate on the project portfolio, competitive market and Vale’s ambition. Committee composition and structure The Committee is composed of Wilfred Theodoor Bruijn, as Coordinator, Anelise Quintão Lara, Daniel André Stieler, Fernando Jorge Buso Gomes, Reinaldo Duarte Castanheira Filho and Shunji Komai, as members since May 2025. Wilfred Theodoor Bruijn Coordinator Anelise Quintão Lara Committee member Fernando Jorge Buso Gomes Committee member Reinaldo Duarte Castanheira Filho Committee member Daniel André Stieler Committee member Shunji Komai Committee member VALE | Capital Allocation and Projects Committee Report 2025 3 Committee main duties and responsibilities The Committee’s main objective is to advise the Board of Directors (“BoD”) in decision-making to ensure that activities related to long-term capital allocation, financial management and management of the company’s project portfolio are conducted strategically and efficiently. KEY INDICATORS Quantitative analysis of meetings The Committee met 14 times in 2025 (15 times in 2024), 13 ordinary meetings and 1 extraordinary meeting, representing a reduction in the total number of meetings compared to the previous year. Average participation rate of Committee members The members showed an attendance of 100% during the meetings, considering the period from May to December 2025, regarding the current term. Average duration of Committee meetings Throughout 2025, the CACP met for 50 hours, with its meetings lasting an average of 3h33min. Its meetings were divided into 128 agendas, distributed in 106 informative themes and 22 deliberative themes. Quantitative analysis of the Committee’s work plan and demands The meetings held in 2025 complied with the agenda schedule provided for in the Committee’s annual work plan at 100%, having adjusted the frequency of discussion of some of them in favor of the Committee’s focus and flexibility in prioritizing strategic topics, in addition to addressing around 78 additional demands for clarification and extra recommendations were addressed by the members of the Committee in the period. VALE | Capital Allocation and Projects Committee Report 2025 4 HIGHLIGHTS OF THE YEAR Summary of the main activities carried out by the Committee in the year 2025 During the year 2025, the Committee exercised its duties, in line with the competencies provided for in its internal regulations and in line with the Company’s strategy, among which the following stand out: • Monitoring of Vale’s budget and operational performance during 2025, with a focus on cash generation and optimization of capital allocation; • Evaluation and physical-financial monitoring of Iron Ore, Base Metalsand Decharacterization of dams projects under construction, and projects in the study phase; • Monitoring of the company’s geological exploration plan; • Monitoring of Vale’s circular mining initiatives and assessment of alignment with the Company’s strategy; • Monitoring of innovation initiatives and Vale’s technological centers; • Evaluation of the Megahubs and Briquettes strategy; • Monitoring of the Iron Ore market and the competitive environment; • Evaluation of alternatives for diversification of Vale’s product portfolio; • Ensuring the implementation of the guidelines for shareholder return, under the terms of the Shareholder Remuneration Policy in force; • Monitoring of Samarco’s financial and operational performance; • Promotion of debate on the Company’sstrategy; • Assessment and recommendation of the Company’s level of indebtedness, acquisitions, divestments, and strategic partnerships to maximize the value of the Iron Ore and Metals for Energy Transition businesses; • Monitoring the situation of paralyzed and suspended mines; • Evaluation of the budget proposal for 2026. VALE | Capital Allocation and Projects Committee Report 2025 5 www.vale.com OUTLOOK FOR NEXT YEAR In 2026, the Committee will focus on monitoring capital allocation, directing and monitoring the Company’s project portfolio in line with its ambitions and strategy, and discussions on pricing, portfolio diversification and levers for differentiating Vale in the market. FINAL CONSIDERATIONS Based on the information presented in this report, the Committee shares the perception that it has successfully conducted its work throughout 2025, with emphasis on the deepening of the debate on priority tactics for the Vale Board of Directors. VALE | Capital Allocation and Projects Committee Report 2025 6

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 17, 2026		Director of Investor Relations